

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02068210

No Act
P.E. 11-25-02
1-06075

December 23, 2002

Carl W. von Bernuth
Senior Vice President,
General Counsel
and Secretary
Union Pacific Corporation
1416 Dodge Street
Room 1230
Omaha, NE 68179

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

Re: Union Pacific Corporation
Incoming letter dated November 25, 2002

Dear Mr. von Bernuth:

This is in response to your letters dated November 25, 2002 and December 17, 2002 concerning the shareholder proposal submitted to Union Pacific by the Amalgamated Bank LongView Collective Investment Fund. We also have received a letter from the proponent dated December 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

Union Pacific Corporation



Carl W. von Bernuth
Senior Vice President,
General Counsel
and Secretary

Rule 14a-8(e)(2)

December 17, 2002

VIA UPS NEXT DAY AIR

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Union Pacific Corporation -- Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated November 25, 2002 (the "November 25 Letter") pursuant to which Union Pacific Corporation (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that a shareholder proposal submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") may properly be omitted pursuant to Rule 14a-8(e)(2) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "2003 Annual Meeting").

This letter is in response to a letter dated December 11, 2002 submitted to the Staff by Proponent's counsel and supplements the November 25 Letter.

In his letter, Proponent's counsel misperceives the issue and misinterprets the meaning of PPG Industries, Inc. (January 23, 2002) ("PPG").

In straining to explain away the very clear precedent in PPG, Proponent's counsel frames the issue as one of "ambiguity" or "confusion", and asserts that if the Company "honestly thought that the [Proponent's] letter was ambiguous, it could easily have called, faxed or e-mailed the [Proponent's] counsel and obtained clarification ..." Ambiguity or confusion, however, is not the issue here, and it was not the issue in PPG. It takes a creative reconstruction of PPG to argue that the Staff's position depended upon whether PPG was, in fact, confused as to whether the proposal was intended for an upcoming shareholders' meeting or a shareholders' meeting held many months earlier. There simply was no obligation on the part of PPG to glean the true intention of its proponent, and no such obligation was cited by the Staff in its response. Instead, the Staff concurred that PPG could properly omit the proposal because "the proponent's only statement of its intention regarding the proposal indicated that it was being submitted for inclusion in the proxy materials for PPG's 2001 annual meeting."

As discussed in the November 25 Letter, the facts here are virtually the same as in PPG. The Company was under no obligation to try to discern the Proponent's intention. While there were references to the year 2003 in the Proponent's letter, the Proponent made one, and only one, statement of intention with respect to its Proposal: "I submit the enclosed shareholder proposal for inclusion in the proxy statement that Union Pacific plans to circulate to shareholders in anticipation of the 2002 annual meeting." (emphasis added) The Company is entitled to rely upon the Proponent's statement of intent, and is not compelled to make inquiry as to the Proponent's actual state of mind. Moreover, as discussed in the November 25 Letter, even if the Company had desired to seek clarification of the Proponent's intent, as a practical matter it would not have had the opportunity to do so.

The arguments now advanced by Proponent's counsel are very much the same as those made by the proponent and rejected by the Staff in PPG. For example:

- Proponent's counsel states that Proponent submitted a separate proposal at the Company's 2002 annual meeting, presumably in support of his argument that the Company could not possibly have thought that the Proposal was being submitted in connection with the 2002 annual meeting. But in PPG, the proponent also had submitted a separate proposal at the prior year's annual meeting, and cited that fact in its letter to the Staff dated December 20, 2001.

- Proponent's counsel argues that the Proposal was, in fact, received by the Company prior to the Rule 14a-8 submission deadline, and comments "there was admittedly a typographical error in the first paragraph to the effect that the proposal is being submitted for inclusion in the proxy materials that Union Pacific will 'submit in anticipation of the 2002 annual meeting'" This is remarkably similar to the argument unsuccessfully advanced by the proponent in PPG, who stated in its December 20, 2001 letter that PPG's "own documentation indicates that PPG did, in fact, receive the Proposal before the November 6, 2001 deadline, albeit with a typographical error in the cover letter."

- Proponent's counsel incorrectly asserts that the Company did not -- and, indeed, could not -- argue that Proponent failed to file its Proposal in time for the 2003 Annual Meeting. In so stating, Proponent's counsel ignores, rather than refutes, the argument set forth by the Company in Section III. B. of the November 25 Letter, under the caption "No Proposal Was Received Prior To The Deadline For Inclusion In The Company's 2003 Proxy Materials." In PPG, the proponent unsuccessfully argued in its December 20, 2001 letter, "PPG's correspondence of November 1, 2001 indicates that [proponent] sent the proposal, and that [PPG] received it [before the deadline]."

Proponent's counsel acknowledges that PPG "offers a convenient bright line test." We agree. That bright line test imposes an obligation on the Proponent to clearly identify the shareholders' meeting for which the Proposal is being submitted. The PPG bright line test does not require the Company to question whether Proponent's true intent differs from its stated intent. Under the PPG bright line test, Proponent submitted its Proposal for the Company's 2002 annual meeting on an untimely basis and, to this day (with the deadline having long since passed), has not submitted a proposal for the Company's 2003 Annual Meeting. The rest is obfuscation in an attempt to avoid the clear requirements of PPG.

For the reasons set forth above and in the November 25 Letter, the Company believes the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(e)(2).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (402) 271-6304 or, in my absence, Daniel E. Stoller of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's counsel, at (212) 735-3360.

Very truly yours,



cc: Cornish F. Hitchcock, Esq.
Daniel E. Stoller, Esq.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

11 December 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 25 November 2002 from Carl W. von Bernuth, general counsel of Union Pacific Corporation ("Union Pacific" or the "Company"), which advises that Union Pacific intends to omit a shareholder resolution submitted by the Fund for inclusion in Union Pacific's 2003 proxy materials. For the reasons stated below the Fund asks the Division to advise Union Pacific that there is no basis for its objection.

The Fund's proposal (attached to the Company's letter) urges shareholder approval for certain "golden parachute" severance agreements. Union Pacific does not challenge the resolution or supporting statement on their own terms. Nor does it argue that the Fund failed to file its proposal in time for the 2003 meeting. Indeed, the Company could not do so, for its date stamp shows that the letter was received on 6 November 2002, one day before the deadline for the 2003 meeting. Instead, Union Pacific seeks exclusion under Rule 14a-8(e)(2) on the ground that the resolution should be read as having been submitted for inclusion in the Company's 2002 proxy materials, the deadline for which has long since passed. As we now demonstrate, Union Pacific's argument is unpersuasive and should be rejected.

Union Pacific's argument begins and ends with *PPG Industries, Inc.* (23 January 2002), in which the Division granted relief on timeliness grounds in a situation that is far different from this one. The proponent in *PPG* argued that its proposal had been submitted in time for PPG's 2002 annual meeting, but the letter never mentioned that meeting: The only reference was to PPG's 2001 annual meeting, which had come and gone. The *PPG* letter read in its entirety as follows:

November 2, 2001
Via facsimile: 412.434.2490
Via UPS Overnight

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby submit the following resolution of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the PPG Industries, Inc. 2001 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

/s/
C. Thomas Keegel
General Secretary-Treasurer

The Division agreed with PPG that the resolution could be omitted, noting "in particular" that "the *only* statement of [the proponent's] intention regarding the proposal indicated that it was being submitted for inclusion in the proxy materials for PPG's 2001 annual meeting" (emphasis added).

Here, by contrast, the Fund's letter (a copy of which is attached) makes multiple references to Union Pacific's 2003 meeting – a fact that Union Pacific conveniently fails to mention (with emphasis added in each instance):

– Immediately below the address block and above the body of the letter the Fund disclosed that the letter addressed the following subject matter:
"Re: Shareholder proposal for 2003 annual meeting"

– The last sentence in the second paragraph confirmed that the Fund "plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend."

– There was admittedly a typographical error in the first paragraph to the effect that the proposal is being submitted for inclusion in the proxy materials that Union Pacific will submit "in anticipation of the 2002 annual meeting." Although this was concededly a misprint, Union Pacific cannot explain away the Fund's two explicit references to the 2003 annual meeting.

Moreover Amalgamated Bank (which created and operates the Fund) faxed to the Company on 7 November 2002 a letter that made two references to the 2003 annual meeting in the course of confirming the Fund's eligibility to submit the resolution. We attach a copy for convenience.

Thus, the Fund's submissions to Union Pacific are unlike the letter in *PPG*, with its lone reference to an annual meeting that had already occurred. Moreover, *PPG* was careful to limit its holding to cases where a proponent's "only statement of its intention" is to such a bygone meeting. One can understand how the Division reached that conclusion, and *PPG* thus offers a convenient bright-line test. The Division should reject Union Pacific's invitation to extend *PPG* to this situation, however, where there were multiple references to the 2003 meeting, for which the submission was timely. Such an approach would simply make more work for the Division by encouraging opportunistic objections of the sort Union Pacific lodges here.

In short, the distinctions between this case and *PPG Industries* make the latter irrelevant to this case. Several additional points buttress this conclusion.

First, Union Pacific knew full well that the Fund's proposal was not intended for the 2002 proxy materials because the Fund had, a year earlier, timely submitted a proposal that Union Pacific had printed in its 2002 proxy materials. The Fund sent a representative to Union Pacific's 2002 annual meeting, which the Company's counsel attended in his capacity as corporate secretary. Thus, Union Pacific plainly knew when it received the present proposal that the Fund was not submitting a proposal for a meeting that was over.

Second, and strictly for argument's sake, even in Union Pacific viewed the Fund's letter as ambiguous, the Company had the opportunity to contact the Fund and obtain clarification. Rule 14a-8(f)(1) excuses contacting proponents only when there are defects that "cannot be remedied." That may have been the case in *PPG*, where the text was unambiguous and made no reference whatsoever to the 2002 meeting. But here, the Fund's letter made two references to the 2003 meeting, the Bank's letter referred to the 2003 annual meeting, the Fund's letter was received before the 2003 filing deadline, and the Company knew full well that the Fund had filed a proposal during the 2002 meeting cycle. If, despite these contra-indications, Union Pacific honestly thought that the Fund's letter was ambiguous, it could easily have called, faxed or e-mailed the Fund's counsel and obtained clarification that no, the Fund was not filing a second proposal for the 2002 annual meeting, which had already occurred. We do not believe that the

Division needs to address the point in order to rule in the Fund's favor, but we add this observation, given Union Pacific's reference to Rule 14a-8(f)(1) and its assertion that it acted in accordance with this rule.

Thank you for your consideration of these points. Please do not hesitate to contact me if there are any questions.

Very truly yours,



Cornish F. Hitchcock

cc: Carl W. von Bernuth, Esq.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

4 November 2002

Carl W. von Bernuth, Esq.
Senior Vice President, General Counsel
and Secretary
Union Pacific Corp.
1416 Dodge Street
Omaha, Nebraska 68179

By UPS and facsimile: (402) 271-6633

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. von Bernuth:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Union Pacific plans to circulate to shareholders in anticipation of the 2002 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to require a shareholder vote on certain "golden parachute" severance agreements.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $2 billion. Created in 1992 by the Amalgamated Bank (the record owner), the Fund beneficially owns 83,397 shares of Union Pacific common stock. A letter from the Bank confirming ownership is being provided under separate cover. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock



Amalgamated Bank
America's Labor Bank

November 7, 2002

Carl W. von Bernuth, Esq.
Senior Vice President, General Counsel
and Secretary
Union Pacific Corp.
1416 Dodge Street
Omaha, Nebraska 68179

By courier and facsimile: (402) 271-6633

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. von Bernuth:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters regarding that proposal, through and including presentation of this resolution at the annual meeting.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 83,397 shares of Union Pacific common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1992 as an S&P 500 index fund and presently has assets exceeding $2 billion. The Fund has continuously held at least $2000 worth of common stock for more than year prior to submission of the resolution and plans to continue ownership through the date of your 2003 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

Union Pacific Corporation



Carl W. von Bernuth
Senior Vice President,
General Counsel
and Secretary

Rule 14a-8(e)(2)

November 25, 2002

Via UPS Next Day Air
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Union Pacific Corporation – Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of Union Pacific Corporation, a Utah corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") may properly be omitted from the proxy materials (the "2003 Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "2003 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the Proposal Letter (as defined below) and (iii) the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

I. Background

In early November, 2002, the Company received by facsimile transmission a letter dated November 4, 2002 from counsel to the Proponent (the "Proposal Letter"). The Proposal Letter stated that the Proponent was submitting "the enclosed shareholder proposal for inclusion in the proxy statement that Union Pacific plans to circulate to shareholders in anticipation of the 2002 annual meeting" (emphasis added). The Company held its 2002 annual meeting of shareholders (the "2002 Annual Meeting") on April 19, 2002 and mailed to the Company's shareholders the proxy materials in connection therewith (the "2002 Proxy Materials") on March 7, 2002. The deadline for the submission of shareholder proposals for inclusion in the 2002 Proxy Materials was November 8, 2001. Accordingly, the Proposal was submitted for inclusion in the Company's 2002 Proxy Materials approximately twelve months after the applicable deadline and approximately eight months after the 2002 Proxy Materials were mailed to shareholders. No proposal has been submitted by the Proponent for inclusion in the proxy statement to be distributed by the Company in connection with the 2003 Annual Meeting.

Presumably, the Proponent will assert that the statement in the Proposal Letter that the Proposal was being submitted for inclusion in the proxy statement relating to the 2002 Annual Meeting was in error and that the Proponent intended to submit the Proposal for inclusion in the 2003 Proxy Materials. However, as discussed in Section III.C. below, the Proponent's error cannot excuse its failure to timely submit a proposal for inclusion in the 2003 Proxy Materials.

The Company had no obligation to furnish the Proponent with the 14-day notice contemplated by Rule 14a-8(f)(1). As discussed more fully in Section III.B. below, such notice is applicable only in the event a proponent fails to follow one of the eligibility or procedural requirements discussed in Questions 1 through 4 of Rule 14a-8 [Rules 14a-8(a) through (d)]. The failure to submit a proposal on a timely basis is addressed in Rule 14a-8(e). Since a failure of timeliness is not curable, it is not subject to the requirements of Rule 14a-8(f).

Moreover, even if the Company had desired to bring this issue to the attention of the Proponent (which it had no obligation to do), as a practical matter it would have been unable to do so. The Proposal Letter and the Proposal were faxed to the Company shortly before the November 7, 2002 deadline for submission of proposals under Rule 14a-8 in connection with the 2003 Annual Meeting. This would have required that the Company immediately review the Proposal, identify the defect, consult with its counsel and prepare a letter to the Proponent identifying the defect and, in addition, that the Proponent resubmit the Proposal for the 2003 Annual Meeting, all in an extremely short period of time. In fact, it was not until November 8, 2002, one day after the Rule 14a-8 submission deadline, that the Company identified the defect and brought it to the attention of its outside counsel. At that point, any proposal submitted by the Proponent in connection with the 2003 Annual Meeting would have been untimely in violation of Rule 14a-8(e)(2). The Company should not be prejudiced because the Proponent chose to submit its Proposal when the submission deadline was imminent.

II. The Proposal

The Proposal contains a resolution to be voted on by the Company's shareholders regarding severance agreements. The text of the resolution is as follows:

"RESOLVED: The shareholders of Union Pacific Corporation urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive."

III. Bases For Excluding The Proposal

The Proposal May Be Excluded Because It Was Not Submitted On A Timely Basis For Inclusion In The 2002 Proxy Materials, And No Proposal Was Received Prior To The Deadline For Inclusion In The 2003 Proxy Materials.

The Company believes that the Proposal may be excluded because the Proponent failed to submit the Proposal in a timely manner to have the Proposal included in the 2002 Proxy Materials, and the Proponent failed to submit any proposal prior to the deadline for inclusion in the 2003 Proxy Materials, in each case as required by Rule 14a-8(e)(2).

A. The Proposal Was Not Submitted On A Timely Basis For Inclusion In The 2002 Proxy Materials.

The Proposal may be properly omitted from the 2002 Proxy Materials because Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" in order for the submission of such proposal to be deemed timely for purposes of Rule 14a-8.

The Staff has strictly construed the timeliness requirement, permitting companies to omit proposals received at a company's principal executive offices even one day past the deadline. In PPG Industries, Inc. ("PPG") (January 23, 2002), the Staff concurred with PPG's position that a shareholder proposal submitted by the International Brotherhood of Teamsters General Fund could properly be omitted pursuant to Rule 14a-8(e)(2). PPG received the proposal on October 31, 2001, together with a cover letter stating that the proposal was to be presented at PPG's 2001 annual meeting. PPG's 2001 annual meeting had been held more than six months earlier, on

April 19, 2001, and its proxy materials for such annual meeting had been mailed on March 6, 2001. No proposal had been submitted on a timely basis in connection with PPG's 2002 annual meeting.

The relevant facts here are virtually identical to those in PPG Industries, Inc. In both instances, the cover letter submitted with the proposal explicitly requested that the proposal be included in a proxy statement furnished to shareholders in connection with an annual meeting that had long since been held. In both instances, the proponent failed to submit on a timely basis any proposal whatsoever for inclusion in the proxy statement for the upcoming annual meeting of shareholders. Here, as in PPG Industries, Inc., the Staff should concur that the proposal may properly be excluded under Rule 14a-8(e)(2) from the proxy materials relating to the upcoming annual meeting.

See also, Hewlett-Packard Company (November 27, 2000); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998) (citing eight no-action letters where proposals were one day late); and Norfolk Southern Corp. (February 23, 1998) (citing six additional no-action letters where proposals were one day late).

B. No Proposal Was Received Prior To The Deadline For Inclusion In The Company's 2003 Proxy Materials.

Pursuant to Rule 14a-8(e)(2), the Proponent has failed to make a timely submission of the Proposal in connection with the 2003 Annual Meeting. The deadline for timely submission of a proposal for inclusion in the 2003 Proxy Materials was November 7, 2002. At no time on or before November 7, 2002 did the Proponent submit a proposal for inclusion in the 2003 Proxy Materials and, indeed, has submitted no such proposal as of the date of this letter. The Proposal Letter states that the Proponent is submitting the Proposal for inclusion in the 2002 Proxy Materials. Even if it were the intention of the Proponent to submit a proposal in connection with the 2003 Annual Meeting, the Proponent failed to do so within the time requirement of Rule 14a-8(e)(2).

In contrast to certain eligibility or procedural requirements set forth under Rule 14a-8, Rule 14a-8(f)(1) clearly states that "a company need not provide [the proponent] notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." This position was reaffirmed in Section C.6.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) where it is stated, "[a] company does not need to provide [a] shareholder with a notice of defect(s) if the defect(s) cannot be remedied."

As discussed in Section III.A. above, the Staff recently considered the issue of non-receipt of a proposal in PPG Industries, Inc., where the relevant facts were virtually identical, and concurred with the view of PPG that the proposal could properly be excluded pursuant to

14a-8(e)(2). In accordance with PPG Industries, Inc., where the proponent has stated its intention to include a proposal with respect to only one meeting, the company may properly exclude such proposal from a subsequent meeting where the proponent has not requested on a timely basis that the proposal be included in the proxy materials for the subsequent meeting.

C. Shareholder Error Cannot Excuse A Shareholder's Failure To Timely Submit Its Proposal.

The Company may properly omit the Proposal from the 2003 Proxy Materials even if the Proponent attempts to correct any errors subsequent to the expiration of the deadline under Rule 14a-8(e)(2) because any resubmission by the Proponent would now be untimely. See PPG Industries, Inc. (January 23, 2002) and IBP, Inc. (January 19, 2000).

The Staff has consistently taken the position that shareholder error cannot excuse a shareholder's failure to timely submit a proposal within the time period required by Rule 14a-8(e)(2). See, e.g., The Coca-Cola Company (January 11, 2001); Duke Energy Corporation (February 9, 2001); and IBP, Inc. (January 19, 2000). In The Coca-Cola Company, a shareholder e-mailed his proposal to the e-mail address of Coca-Cola's transfer agent, which the shareholder found on the Coca-Cola website. Although the shareholder e-mailed his proposal two weeks prior to the submission deadline, the transfer agent did not forward the proposal to Coca-Cola until the day after the deadline. The Staff concurred that Coca-Cola could properly omit the proposal because it had not been received by the company prior to the required deadline, despite the shareholder's errant attempt to submit the proposal in a timely fashion.

Similarly, in Duke Energy Corporation and IBP, Inc., the companies each received faxes from shareholders one day before the submission deadline. Both shareholder submissions indicated that the shareholders intended to submit proposals for the respective company's annual meetings and described the substance of the "enclosed" proposals. However, in each case, the shareholders neglected to attach the proposals to their facsimile submissions. In IBP, Inc., a paper copy of the missing proposal was received by overnight courier on the following day – one day after the submission deadline. The Staff concurred with the companies' views that the shareholders' errors did not excuse their failure to comply with the submission deadlines as set forth under Rule 14a-8(e)(2), even though the companies had notice of the shareholders' apparent intent to submit proposals, as well as the substance of the contemplated proposals.

IV. Conclusion

For the reasons discussed in Section III above, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(e)(2). Should the Staff disagree with the Company's conclusion, or should any additional information be desired, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (402) 271-6304 or, in my absence, Daniel E. Stoller of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's counsel, at (212) 735-3360.

Very truly yours,



Enclosures

cc: Cornish F. Hitchcock, Esq.
Daniel E. Stoller, Esq.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET. N.W., 10TH FLOOR
WASHINGTON. D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

4 November 2002

Carl W. von Bernuth, Esq.
Senior Vice President, General Counsel
and Secretary
Union Pacific Corp.
1416 Dodge Street
Omaha, Nebraska 68179

By UPS and facsimile: (402) 271-6633

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. von Bernuth:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Union Pacific plans to circulate to shareholders in anticipation of the 2002 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to require a shareholder vote on certain "golden parachute" severance agreements.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York. N.Y. 10003. with assets exceeding $2 billion. Created in 1992 by the Amalgamated Bank (the record owner), the Fund beneficially owns 83,397 shares of Union Pacific common stock. A letter from the Bank confirming ownership is being provided under separate cover. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Union Pacific Corporation urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

Union Pacific has entered in a series of severance agreements that provide compensation to its most senior executives in various situations after a change of control of the company.

These agreements, commonly known as "golden parachutes," allow eligible executives to receive payment if they are involuntarily terminated or constructively discharged within two years after a "change in control," which is defined to include the acquisition of over 20% of the company's common stock by a third party; a change in 50% of the board owing to the election of candidates not recommended by the board; a merger, consolidation or reorganization resulting in shareholders holding 50% or less of outstanding voting shares; and other situations, as specified in the agreements.

These severance packages contemplate paying three times the sum of an executive's base pay and incentive pay for Chairman Davidson and President Evans, as well as other payments and benefits, including payment by the company of any federal excise tax that may be imposed on payments made under the agreements.

Severance agreements may be appropriate in some circumstances. Nonetheless, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out at least three times the amount of an executive's salary and bonus.

The existence of such a shareholder approval requirement may induce restraint when parties negotiate such agreements. In addition, if a change in control situation does occur, the reason may be that executives have not managed the company in ways that maximize shareholder value, a factor that argues against overly generous severance pay – or at least a shareholder say on the matter.

It may not always be practical to obtain prior shareholder approval. Thus, Union Pacific should have the option, in implementing this proposal, of seeking approval after the material terms of the agreement are agreed upon. Institutional investors such as the California Public Employees Retirement System recommend shareholder approval of these types of agreements in its proxy voting guidelines. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executives' annual base salary.

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated November 25, 2002

The proposal relates to shareholder approval of executive severance agreements.

We are unable to concur in your view that Union Pacific may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Grace K. Lee
Special Counsel